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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 2

LOGAN COUNTY BANCSHARES, INC.
(Name of the Issuer)

 LOGAN COUNTY BANCSHARES, INC.
LCB MERGER COMPANY
(Names of Persons Filing Statement)
 Common Stock
(Title of Class of Securities)

(Cusip Number of Class of Securities)

Eddie Canterbury Executive Vice President and CEO Logan Bancshares, Inc. 43 Washington Avenue P. O. Box 597 Logan, West Virginia 25601 (304) 752-0280	Copy to:	Sandra M. Murphy, Esq. Bowles Rice McDavid Graff & Love LLP 600 Quarrier Street P. O. Box 1386 Charleston, West Virginia 25325-1386 (304) 347-1131

This statement is filed in connection with (check the appropriate box):

A.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 ("the Exchange Act").
B.	☐	The filing of a registration statement under the Securities Act of 1933.
C.	☐	A tender offer.
D.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$807,900(1)	$161.58
(1)
The transaction valuation was determined by multiplying $50.00 per share, the proposed per share cash purchase price for shares that will be eliminated by the merger, by 16,158 shares, the number that the issuer estimates will be eliminated by the merger.

☒
Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $161.58	Filing Party: Logan County Bancshares, Inc.
Form or Registration No.: Preliminary Schedule 14A	Date Filed: April 29, 2005

RULE 13E-3 TRANSACTION STATEMENT

        This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Logan County BancShares, Inc., a West Virginia corporation and bank holding company (the "Company"), in connection with the proposed merger of LCB Merger Company, a newly-formed, wholly owned subsidiary of the Company ("LCB Merger Co."), with and into Company, with the Company being the surviving corporation following the merger. Upon approval of an Agreement and Plan of Merger (the "Plan of Merger") by the Company's shareholders, the merger will be effected by the filing of Articles of Merger with the West Virginia Secretary of State.

        Pursuant to the Plan of Merger, each shareholder of the Company holding of record fewer than 200 shares of Common Stock immediately before the effective time of the merger will receive $50.00 per share in cash, without interest, and each shareholder of the Company holding of record 200 or more shares immediately before the effective time of the merger will continue to hold the same number of shares after the merger and will not receive any cash. If the merger is completed, it is expected that the Company will have fewer than 300 shareholders of its Common Stock and will suspend the registration of its Common Stock under the Securities Exchange Act of 1934 (the "Exchange Act").

        This Amendment No. 2 to Schedule 13E-3 is being filed with the SEC concurrently with Amendment No. 2 to a preliminary proxy statement ("Proxy Statement") filed by the Company pursuant to Regulation 14A under the Exchange Act pursuant to which holders of the Company's common stock will be given notice of a special meeting of shareholders of the Company (the "Special Meeting") and will be asked to approve the Plan of Merger, a proposal to amend the Company's Articles of Incorporation, and to transact any other business properly brought before the Special Meeting. Each of the cross references indicated in the Items of this Amendment No. 2 to Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Item in this Amendment No. 2 to Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto is hereby expressly incorporated herein by reference and the responses to each Item in this Amendment No. 2 to Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. In addition, the Company has incorporated by reference certain financial information contained in its Annual Report on Form 10-K and Quarterly Report on Form 10-Q as specified below. A copy of the Plan of Merger is attached as Appendix A to the Proxy Statement filed by the Company contemporaneously herewith. The Proxy Statement is attached hereto as Exhibit (a)(1) and a form of Proxy Card that will accompany the Proxy Statement is attached hereto as Exhibit (a)(2).

        As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Amendment No. 2 to Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

        LCB Merger Co. was organized exclusively for the purposes of the merger. It is controlled entirely by the Company, and its directors and officers are directors and officers of the Company. It has engaged in no independent analysis of the merger. LCB Merger Co. expressly adopts (to the extent relevant) the disclosures, conclusions and analyses of the Company.

        All references in this Amendment No. 2 to Schedule 13E-3 to Items numbered 1001 through 1016 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

        This Amendment No. 2 to Schedule 13E-3 contains forward-looking statements.    The forward-looking statements are based on management's beliefs, assumptions, current expectations, estimates and projections about the Plan of Merger, the merger, the Company itself, the economy and the banking industry itself. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "predicts," "projects," variations of such words and similar expressions (whether contained in this Schedule 13E-3 or incorporated into this schedule by reference) are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Actual results and outcomes may materially differ from what may be expressed or forecasted. Risk factors include, but are not limited to, changes in banking laws and regulations; changes in securities and tax laws; changes in governmental and regulatory policy; changes in the national and local economy; changes in costs and other assumptions used in forecasting management's expectations concerning the costs and cost savings associated with the merger; the ability of the Company to implement effectively the merger; and the ability to and speed with which the Company may achieve all cost savings anticipated from the merger. These are representative of the risk factors that could cause a difference between an ultimate actual outcome and a forward-looking statement.

Item 1. Summary Term Sheet.

        The section captioned "SUMMARY TERM SHEET" in the Proxy Statement (pages 1-6) is hereby incorporated by reference.

Item 2. Subject Company Information.

        (a)    Name and address.    The section captioned "SUMMARY TERM SHEET—The Companies" in the Proxy Statement (page 1) and the sections captioned "INFORMATION ABOUT LOGAN AND ITS AFFILIATES—General" and "INFORMATION ABOUT LOGAN AND ITS AFFILIATES—LCB Merger Co." in the Proxy Statement (page 45) are hereby incorporated by reference.

        (b)    Securities.    The section captioned "INFORMATION ABOUT LOGAN AND ITS AFFILIATES—Description of Common Stock" in the Proxy Statement (page 51) is hereby incorporated by reference.

        (c)    Trading market and price.    The section captioned "INFORMATION ABOUT LOGAN AND ITS AFFILIATES—Market for Common Stock and Dividend Information" in the Proxy Statement (pages 50-51) is hereby incorporated by reference.

        (d)    Dividends.    The section captioned "INFORMATION ABOUT LOGAN AND ITS AFFILIATES—Market for Common Stock and Dividend Information" in the Proxy Statement (pages 50-51) is hereby incorporated by reference.

        (e)    Prior public offerings.    None.

        (f)    Prior stock purchases.    The section captioned "INFORMATION ABOUT LOGAN AND ITS AFFILIATES—Stock Repurchases" in the Proxy Statement (page 50) is hereby incorporated by reference.

Item 3. Identity and Background of Filing Person.

        (a)    Name and address.    The section captioned "SUMMARY TERM SHEET—The Companies" in the Proxy Statement (page 1), the sections captioned "INFORMATION ABOUT LOGAN AND ITS AFFILIATES—General" (page 45) and "INFORMATION ABOUT LOGAN AND ITS AFFILIATES—LCB Merger Co." in the Proxy Statement (pages 45-46) and "INFORMATION ABOUT LOGAN AND ITS AFFILIATES—Directors and Executive Officers" in the Proxy Statement (pages 46-47) are hereby incorporated by reference.

        (b)    Business and background of entities.    Not applicable.

        (c)    Business and background of natural persons.    The section captioned "INFORMATION ABOUT LOGAN AND ITS AFFILIATES—Directors and Executive Officers" in the Proxy Statement (pages 46-47) is hereby incorporated by reference.

Item 4. Terms of the Transaction.

        (a)    Mergers or similar transactions.    The sections captioned "THE MERGER TRANSACTION—Material Terms," "SPECIAL FACTORS—Purpose and Reasons for the Merger," "SPECIAL FACTORS—Effects of the Merger," "THE MERGER TRANSACTION—Anticipated Accounting Treatment" and "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF MERGER" in the Proxy Statement (pages 31-33, 15-16, 16-17, 34 and 40-41, respectively) are hereby incorporated by reference.

        (c)    Different terms.    The section captioned "SPECIAL FACTORS—Effects of the Merger" in the Proxy Statement (pages 16-17) is hereby incorporated by reference.

        (d)    Appraisal rights.    The section captioned "APPRAISAL RIGHTS OF STOCKHOLDERS" in the Proxy Statement (pages 37-39) is hereby incorporated by reference.

        (e)    Provisions for unaffiliated security holders.    The section captioned "SPECIAL FACTORS—Fairness; Recommendation of Board of Directors" in the Proxy Statement (pages 17-23) is hereby incorporated by reference.

        (f)    Eligibility for listing or trading.    Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        The section captioned "INFORMATION ABOUT LOGAN AND ITS AFFILIATES—Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement (pages 47-48) is hereby incorporated by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (b)    Use of securities acquired.    The section captioned "INFORMATION ABOUT LOGAN AND ITS AFFILIATES—Use of Securities Acquired and Plans or Proposals" in the Proxy Statement (page 48) is hereby incorporated by reference.

        (c)    Plans.    The sections captioned "THE MERGER TRANSACTION—Certain Consequences of the Merger," "THE MERGER TRANSACTION—Suspension of Reporting Obligations Under the Securities Act," "INFORMATION ABOUT LOGAN AND ITS AFFILIATES—Use of Securities Acquired and Plans or Proposals" and "INFORMATION ABOUT LOGAN AND ITS AFFILIATES—Market for Common Stock and Dividend Information" in the Proxy Statement (pages 33, 34-35, 48 and 50-51, respectively) are hereby incorporated by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

        (a)    Purposes.    The section captioned "SPECIAL FACTORS—Purpose and Reasons for the Merger" in the Proxy Statement (pages 15-16) is hereby incorporated by reference.

        (b)    Alternatives.    The section captioned "SPECIAL FACTORS—Fairness; Recommendation of Board of Directors—Alternatives Considered" in the Proxy Statement (pages 22-23) is hereby incorporated by reference.

        (c)    Reasons.    The section captioned "SPECIAL FACTORS—Purpose and Reasons for the Merger" in the Proxy Statement (pages 15-16) is hereby incorporated by reference.

        (d)    Effects.    The sections captioned "SPECIAL FACTORS—Effects of the Merger," "THE MERGER TRANSACTION—Certain Consequences of the Merger," "THE MERGER TRANSACTION—Suspension of Reporting Obligations Under the Securities Act" and "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF MERGER" in the Proxy Statement (pages 16-17, 33, 34-35, and 40-41, respectively) are hereby incorporated by reference.

Item 8. Fairness of the Transaction.

        (a)    Fairness.    The section captioned "SPECIAL FACTORS—Fairness; Recommendation of Board of Directors" in the Proxy Statement (pages 17-23) is hereby incorporated by reference.

        (b)    Factors considered in determining fairness.    The section captioned "SPECIAL FACTORS—Fairness; Recommendation of Board of Directors" in the Proxy Statement (pages 17-23) is hereby incorporated by reference.

        (c)    Approval of security holders.    The section captioned "SPECIAL FACTORS—Fairness; Recommendation of Board of Directors—Alternatives Considered" in the Proxy Statement (pages 22-23) is hereby incorporated by reference.

        (d)    Unaffiliated representative.    The section captioned "SPECIAL FACTORS—Fairness; Recommendation of Board of Directors—Alternatives Considered" in the Proxy Statement (pages 22-23) is hereby incorporated by reference.

        (e)    Approval of Directors.    The section captioned "SPECIAL FACTORS—Fairness; Recommendation of Board of Directors" in the Proxy Statement (pages 17-23) is hereby incorporated by reference.

        (f)    Other offers.    Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

        (a)    Report, opinion or appraisal.    The section captioned "SPECIAL FACTORS—Opinion of Financial Advisor" in the Proxy Statement (pages 23-30) is hereby incorporated by reference.

        (b)    Preparer and summary of the report, opinion or appraisal.    The sections captioned "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Opinion of Financial Advisor" in the Proxy Statement (pages 10-15 and 23-30, respectively) are hereby incorporated by reference.

        (c)    Availability of documents.    The section captioned "SPECIAL FACTORS—Opinion of Financial Advisor" in the Proxy Statement (pages 23-30) is hereby incorporated by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

        (a)    Source of funds.    The section captioned "THE MERGER TRANSACTION—Financing the Merger" in the Proxy Statement (pages 33-34) is hereby incorporated by reference.

        (b)    Conditions.    Not applicable.

        (c)    Expenses.    The section captioned "THE MERGER TRANSACTION—Financing of the Merger" in the Proxy Statement (pages 33-34) is hereby incorporated by reference.

        (d)    Borrowed funds.    Not applicable.

Item 11. Interest in Securities of the Subject Company.

        The section captioned "INFORMATION ABOUT LOGAN AND ITS AFFILIATES—Voting Securities and Principal Holders" in the Proxy Statement (pages 48-50) is hereby incorporated by reference.

Item 12. The Solicitation or Recommendation.

        The section captioned "INTERESTS OF CERTAIN PERSONS" in the Proxy Statement (page 36) is hereby incorporated by reference.

Item 13. Financial Statements.

        The sections captioned "SELECTED FINANCIAL DATA" (pages 54-56) and "PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (pages 57-64) in the Proxy Statement are here incorporated by reference. In addition, the audited financial statements in the Company's Annual Report on Form 10-K as of and for the year ended December 31, 2004 (pages 33-54), the audited financial statements in the Company's Annual Report on Form 10-K/A as of and for the year ended December 31, 2003 (pages 36-56) and unaudited interim financial statements in the Company's Quarterly Report on Form 10-Q as of and for the quarter ended March 31, 2005 (pages 2-8), are here incorporated by reference. The information incorporated by reference may be accessed electronically at the SEC's website at http://www.sec.gov.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

        The section captioned "SPECIAL MEETING INFORMATION AND VOTING REQUIREMENTS-Cost of Proxy Solicitation" in the Proxy Statement (pages 44) is here incorporated by reference.

Item 15. Additional Information.

        None.

Item 16. Exhibits.

        (a)(1) Notice of Special Meeting of Shareholders and Amendment No. 2 to Preliminary Proxy Statement of Logan County Bancshares, Inc. for                         , 2005, Special Meeting of Shareholders (filed with the SEC on July 1, 2005, and is hereby incorporated by reference).

        (a)(2) Form of Proxy Card for             , 2005, Special Meeting of Shareholders.

        (c)(1) Valuation Opinion and Report of Southard Financial (the form of opinion appears at Appendix C to Exhibit (a)(1), and is hereby incorporated by reference).

        (c)(2) Fairness Opinion of Southard Financial (the form of opinion appears at Appendix D to Exhibit (a)(1), and is hereby incorporated by reference).

        (d)   Agreement and Plan of Merger, dated as of April 15, 2005, by and between Logan County BancShares, Inc. and LCB Merger Company (included in the Proxy Statement filed as Exhibit (a)(1) and hereby incorporated by reference).

        (f)    Summary of Appraisal Rights and Procedures for Exercise (included in the Proxy Statement filed as Exhibit (a)(1), and hereby incorporated by reference).

        (x)   Consent of Southard Financial (the consent appears at Appendix D to Exhibit (a)(1), and is hereby incorporated by reference).

        (x)   Consent of Independent Accountant [To be filed with an amendment].

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOGAN BANCSHARES, INC.
/s/ EDDIE CANTERBURY Eddie Canterbury Executive Vice President and CEO
July 15, 2005

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RULE 13E-3 TRANSACTION STATEMENT
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amounts of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURE